
07008505


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SECU[illegible] ...COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEANS INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 STILLWATER AVE.
(No. and Street)

BANGOR	MAINE	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL B MEANS 207-947-6763
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD M ROSA
(Name – *if individual, state last, first, middle name*)

PO BOX 66	BREWER ,	MAINE	04412
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL B MEANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEANS INVESTMENT CO., INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2007 AND 2006

WITH INDEPENDENT AUDITOR'S REPORT

INDEX

RICHARD M. ROSA
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Means Investment Company, Inc.

I have audited the accompanying statements of financial condition of Means Investment Company, Inc. as of September 30, 2007 and September 30, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In accordance with your instructions, the scope of my audit did not include any audit procedures related to the investment in Micbrooks Partnership. Accordingly, I do not express an opinion as to the investment in Micbrooks Partnership at September 30, 2007 and September 30, 2006 or as to the equity in income of Micbrooks Partnership for the years ended September 30, 2007 and September 30, 2006. This investment is presented using the equity method. U.S. generally accepted accounting principles require that this investment be presented on a consolidated basis as disclosed in Note 1 to the financial statements. The effect of this departure from U.S. generally accepted principles, if any has not been determined.

In my opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had I performed audit procedures related to the investment in Micbrooks Partnership, and had that investment been presented on a consolidated basis, as referred to in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Means Investment Company, Inc. as of September 30, 2007 and September 30, 2006 the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, except for the effects of such adjustments, if any, as might have been determined necessary had I performed audit procedures related to the investment of Micbrooks Partnership, and had that investment been presented on a consolidated basis, as referred to in the third paragraph, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Brewer, Maine
November 17, 2007

MEANS INVESTMENT COMPANY, INC.

Statements of Financial Condition

September 30, 2007 and 2006

ASSETS

	2007	2006
Assets		
Cash	**$ 34,655**	$ 48,155
Money market funds	**691,289**	689,035
Total cash and cash equivalents	**725,944**	737,190
Receivable from broker-dealers and clearing organizations	**40,482**	54,831
Receivable from stockholder	**225,687**	225,687
Marketable securities owned, at market value	**2,342,165**	2,041,825
Receivables, employee and affiliate	**85,839**	12,168
Investment in unconsolidated subsidiary, at equity	**55,558**	47,715
Other investments, at equity which approximates market value	**20,868**	22,960
Property and equipment, at cost, net	**176,943**	191,874
Other assets	**121,198**	94,437
	$ 3,794,684	$ 3,428,687

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Financial Condition

September 30, 2007 and 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities		
Accounts payable and accrued expenses	$ 86,370	$ 92,281
Income taxes payable	-	222
Deferred income taxes	162,000	180,546
Total liabilities	248,370	273,049
Commitment and contingency (Note 5)		
Stockholders' equity		
Common stock of no par value; authorized 2,000 shares, issued and outstanding 90.59 shares	300,000	300,000
Retained earnings	3,246,314	2,855,638
Total stockholders' equity	3,546,314	3,155,638
	$ 3,794,684	$ 3,428,687

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Income

Years Ended September 30, 2007 and 2006

	2007	2006
Revenues		
Commissions and fees	$ 1,019,616	$ 888,185
Income from principal transactions, including unrealized gains of $299,845 for 2007 and $313,871 for 2006	287,828	341,990
Interest and dividends	117,515	97,775
Other income	37,318	6,031
Equity in income of unconsolidated subsidiary and investment	5,750	5,673
Total revenue	1,468,027	1,317,654
Expenses		
Employee compensation and benefits	733,313	614,830
Communications and computer services	41,420	39,794
Occupancy and equipment	45,928	43,567
Other expenses	173,863	144,479
Total expenses	994,524	842,670
Income before income taxes	473,503	474,984
Provision (benefit) for income taxes	(18,546)	9
Net income	$ 492,049	$ 474,975

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years Ended September 30, 2007 and 2006

	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
Balances at September 30, 2005	90.59	$300,000	$2,442,195	$2,742,195
Net income	-	-	474,975	474,975
Dividends	-	-	(61,532)	(61,532)
Balances at September 30, 2006	**90.59**	**300,000**	**2,855,638**	**3,155,638**
Net income	**-**	**-**	**492,049**	**492,049**
Dividends	**-**	**-**	**(101,373)**	**(101,373)**
Balances at September 30, 2007	**90.59**	**$300,000**	**$3,246,314**	**$3,546,314**

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Cash Flows

Years Ended September 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	**$ 492,049**	$ 474,975
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	**23,379**	21,557
(Gain) loss on sale of securities	**12,017**	(28,190)
Deferred income taxes	**(18,546)**	(213)
Net unrealized (gains) on marketable securities owned	**(299,845)**	(313,871)
Equity in (income) loss of unconsolidated subsidiary and investment	**(7,843)**	(5,673)
Decrease (increase) in		
Receivable from broker-dealers and clearing organizations	**14,349**	19,751
Receivables, employee and affiliate	**(73,671)**	2,976
Other investments, at cost	**2,092**	-
Other assets	**(26,761)**	(67,008)
Increase (decrease) in		
Accounts payable and accrued expenses	**(5,911)**	16,176
Income taxes and other payable	**(222)**	222
Net cash (used) provided by operating activities	**111,087**	120,702
Cash flows from investing activities		
Additions to property and equipment	**(8,448)**	(26,993)
Proceeds from sale of marketable securities	**2,303**	29,265
Dividends declared	**(101,373)**	(61,532)
Additions to securities owned for investment purposes	**(14,815)**	(167,343)
Net cash provided (used) by investing activities	**(122,333)**	(226,603)
Net decrease in cash and cash equivalents	**(11,246)**	(105,901)
Cash and cash equivalents, beginning of year	**737,190**	843,091
Cash and cash equivalents, end of year	**$ 725,944**	$ 737,190

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2007 and 2006

Nature of Business

Means Investment Company, Inc. is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investors Protection Corporation). Credit is extended without collateral. The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection- Reserves and Custody of Securities, since it does not hold customer funds or securities.

Summary of Significant Accounting Policies

Financial Statement Presentation

The Company holds a 66 2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method even though the ownership would require consolidation in accordance with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries." The effect on the financial statements of this departure from generally accepted accounting principles has not been determined. The Company also holds a 2 1/8% limited partner interest in RSC Realty Holdings LLC, which is accounted for under the equity method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenue is recorded net of clearing costs. Securities and commodity transactions are recorded on a settlement date basis. There were no material trades, which had not settled as of September 30, 2007 or 2006.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents.

Summary of Significant Accounting Policies (Concluded)

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statement of financial condition and statement of cash flows.

Marketable Securities Owned

Marketable securities owned are stated at their market value at the balance sheet date. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Property and Equipment

Property and equipment are depreciated by straight-line and accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The Company has elected S Corporation status effective October 1, 2001. Earnings and losses after that date will be included in the personal income tax returns of the stockholders. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a current provision for income taxes unless "built in gains" tax is realized. Deferred income taxes related to S Corporation "built in gains" would be applicable until September 30, 2011. Built in gain tax is a corporate level tax on the difference between the cost basis and market value of investment securities at October 1, 2001. It will be realized only if those securities held for investment on October 1, 2001 are sold prior to September 30, 2011.

2. Marketable Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2007	2006
Corporate stocks	**$ 2,342,052**	$ 2,041,534
Corporate bonds	**113**	291
	$ 2,342,165	$ 2,041,825

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2007 and 2006

3. Property and Equipment

Property and equipment, at cost, consists of the following:

	2007	2006
Building, improvements and sign	**$ 383,217**	$ 380,677
Furniture and fixtures	**32,072**	31,555
Computer and equipment	**72,508**	67,118
Vehicles	**28,500**	28,500
	516,297	507,850
Less accumulated depreciation	**339,354**	315,976
	$ 176,943	$ 191,874

Depreciation expense was **$ 23,379** in **2007** and $21,557 in 2006

4. Income Taxes

Income tax expense (benefit) consists of:

		Current	Deferred	Total
2006				
	Federal	**$ -**	**$ (18,546)**	**$ (18,546)**
	State	**-**	**-**	**-**
		$ -	**$ (18,546)**	**$ (18,546)**
2006				
	Federal	$ 222	$ (213)	$ 9
	State	-	-	-
		$ 222	$ (213)	$ 9

As discussed in **Note 1,** the Company changed its tax status from taxable to nontaxable in 2001. All of the tax provision in 2007 and 2006 relate to the calculation of "built in gains" tax.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2007 the Company had net capital of $2,506,560 which was $2,256,560 in excess of its SEC required net capital of $250,000. The Company's net capital ratio was 0.04 to 1. The Company also has a contractual obligation with NFS clearing to maintain net capital of $200,000.

6. Related Party Transactions

The Company owns a $66^2/_3$% interest in Micbrooks Partnership, which owns one-half of the building occupied by the Company. Rent totaling $15,000 in 2007 and 2006 was paid to the partnership under a month-to-month lease agreement. The Company is also obligated to pay any operating expenses of the partnership in excess of rental proceeds. No excess payment was required during 2007 or 2006.

The Company has advanced $225,687 to an officer. The balance is non-interest bearing, unsecured, and due on demand.

7. Pension Plan

The Company maintains a 401(k)-pension plan covering substantially all employees. The company can match employee contributions based on a percentage of the participant's wages. For the years ending September 30, 2007 and 2006 the Company made matching contributions of $ 23,274 and $ 14,891 respectively.

8. Other Assets

Other assets include a $60,000 note receivable due on demand with interest at $8^1/_2$% from an unrelated party. The note is secured by marketable securities. Also included is a $25,000 stock subscription for a publicly traded corporation. The subscription is refundable if the stock is not issued to the Company.

Schedule 1

MEANS INVESTMENT COMPANY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2007

Net capital	
Stockholders' equity	$ 3,546,314
Deduct: Nonallowable assets	
Receivable from stockholder	225,687
Investment in unconsolidated subsidiary	55,558
Other investments	20,868
Property and equipment, net	176,943
Receivable from employee and other non trade	179,457
Haircuts on securities positions	381,241
Net capital	$ 2,506,560
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	86,370
Total aggregate indebtedness	$ 86,370
Computation of basic net capital requirement	
Minimum SEC net capital required	250,000
Excess net capital	2,256,560
Total net capital	$ 2,506,560
Ratio: Aggregate indebtedness to net capital	.04

MEANS INVESTMENT COMPANY, INC.

Reconciliation of Audited vs. Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 Of the Securities and Exchange Commission

September 30, 2007

Net capital, as reported in Company's Part II (unaudited) focus report	$ 2,545,794
Audit adjustments, net increase in non-allowable assets	(4,028)
Audit adjustments, net decrease in stockholders' equity	(35,206)
Net capital	$ 2,506,560

Reconciliation to the Company's Part II (unaudited) Focus Report

The decrease of $35,206 in shareholders' equity is principally comprised of a $15,000 increase in charitable contributions, a $40,000 increase in compensation and a $18,546 decrease in deferred income taxes. The increase in non-allowable assets is the result of recording the equities of an unconsolidated subsidiary and a real estate investment.

RICHARD M. ROSA
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Stockholders
Means Investment Company, Inc.

In planning and performing my audit of the financial statements of Means Investment Company, Inc. for the year ended September 30, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) (2) in ascertaining that the company is exempt from Rule 15c3-3 no facts came to my attention to indicate that the exemption had not been complied with since my last examination.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are require to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



Brewer, Maine
November 17, 2007

END